05036194

UF 3-21-05

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Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43249

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2005 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIELDSTONE SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEONARD A. HAGAN (212) 425-7990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MANFRED ERNST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIELDSTONE SERVICES CORP., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Notary Public

Signature

MANAGING DIRECTOR

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIELDSTONE SERVICES CORP.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

FIELDSTONE SERVICES CORP.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Fieldstone Services Corp.:

We have audited the accompanying statement of financial condition of Fieldstone Services Corp. as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fieldstone Services Corp. as of December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

February 11, 2005 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

FIELDSTONE SERVICES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 201,709
Receivable from and deposit with clearing broker	587,028
TOTAL ASSETS	$ 788,737

SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 393,767
Payable to parent	255,314
TOTAL LIABILITIES	649,081
Shareholder's equity:	
Common stock, $.01 par value; authorized 3,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	200,199
Accumulated deficit	(60,544)
TOTAL SHAREHOLDER'S EQUITY	139,656
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 788,737

The accompanying notes are an integral part of
this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts and other similar financings. Additionally, the Company engages in the sale of corporate bonds on an agency basis to U.S. institutional customers.

The Company is a component of a larger business enterprise and is a wholly-owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent"). The Parent is wholly-owned by Fieldstone Capital Holdings Limited ("Holdings"), a company registered in the British Virgin Islands. In January 2004, an asset purchase agreement was consummated between the Company's former parent and Holdings whereby the investment in the Company was sold to Holdings by the former parent.

As more fully described in Note 5, the Company had a service agreement with its Parent relating to employees and other services.

During 2004, the Company derived approximately 55% of its total revenues from one advisory transaction.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2004, the Company invested $200,000 in Certificates of Deposit sponsored by the Bank of New York; maturities are less than 30 days.

The Company records securities transactions executed for its customers and related commissions and expenses on a settlement-date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade date basis. Proprietary transactions of both over-the-counter and fixed - income securities are reflected on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

The Company conducts business with its clearing broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As required by the clearing agreement, the Company maintains a deposit with the clearing broker of $150,000.

With the exception of cash, all of the Company's other assets are held at the clearing broker and therefore, are subject to the credit risk of the clearing broker.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits.

NOTE 4 - INCOME TAXES

The Company is included with its Parent in a consolidated return for Federal tax purposes and a combined tax return for state and local purposes. Since the Company had an operating loss for the year 2004, no tax provision has been recognized in the separate financial statements of the Company.

NOTE 5 - SERVICE AGREEMENT WITH PARENT

The Company has a service agreement with the Parent under which the Parent provides its employees and other requested services as may be required by the Company. Until November 2004, the Company paid the Parent the amount by which its revenues exceed its expenses for those services. The fee was recorded as service fee expense in the statement of operations and amounted to $11,368,478. Under the administrative service agreement effective November 1, 2004, the Company will pay an administrative fee to the Parent for its share of the overhead expenses including salaries, rent, and other office expenses in the amount of $20,000 per month. All direct expenses of operating the Company will be paid directly by the Company.

In addition, the Company has a payable to the Parent in the amount of $255,314 representing primarily an amount due under the prior service agreement with the Parent, and the Company's share of allocated expenses under the current administrative services agreement with the Parent.

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the Company had a net capital of $139,656, which was $39,656 in excess of the required minimum net capital at that date of $100,000. The Company's ratio of aggregate indebtedness to net capital was 4.65 to 1.

NOTE 7 - CONTINGENCIES

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2004, there were no legal proceedings pending against the Company.

NOTE 8 - SUBSEQUENT EVENT

At December 31, 2004, the Company had a deposit with the clearing broker in the amount of $150,000 advanced by an employee of the Company who is responsible for that portion of Company's corporate bond agency operations (see Note 1). The amount advanced is included in the liabilities of the Company at December 31, 2004. In January 2005, the liability to the employee was paid by the Company, and the Parent contributed a comparable amount as additional paid-in capital to the Company.